WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

July 14, 2008

Ms. Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Flurida Group, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-151200

Dear Ms. Hardy:

We have filed on EDGAR the above Amendment No. 1 and the related response table.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	2	Rule reference revised to 457(a)
2 .	6, 29	Information on sales updated in Summary and Business sections
3 .	7, 29	Information on distribution agreement updated in Summary and Business sections; Amended Distribution Agreement filed as exhibit
4 .	7, 29	Date clarified to 9/18/07
5 .	12, 29, 7, 29, 37	a. Risk factor added b. Conflicts summarized in Summary c. Exclusivity stated in Summary, Business and Certain Relationships
6 .	7	Sentence, a drafting error, eliminated
7 .	8, 9	EPS information supplied
8 .	8, 9	Summary financial information revised
9 .	14	Lack of Public Market risk added
10 .	7, 29	Information on distribution agreement updated in Summary and Business sections; Amended Distribution Agreement filed as exhibit
11 .	15	Disclosure of one independent director rewritten
12 .	17 -21	Requested information supplied. Other than our attorney, there are no material relationships
13 .		Flurida Group, Inc. and Flurida Industries (Hong Kong) Co., Ltd. are independent entities for different products and industries. There are no business or any transactions between these two companies.
14 .	31	Deleted
15 .	33	Euro identified
16 .	34 - 35	End results affect on liquidity disclosed
17 .	35 -36	Loan information clarified
18 .	37 - 38	Loan from company related parties identified in Certain Transactions
19 .	40	Amount revised
20 .	40	Language revised to conform to 15d rules and date amended to 2008
21 .	40	See 20 above
22 .	40	S-1 now referenced
23 .	40	Yes, we do know where the SEC is located and have changed the address.
24 .	42	Salaries will only commence in 2009, as now indicated
25 .	43	Ms. Huang’s duties clarified
26 .	44	We note in Regulation S-K that this item is not required of smaller reporting companies, but have added nonetheless
27 .	47	Yes, Report revised.
28 . - 41.		See Accounting Comment Responses below

42.	72	Language in 4th paragraph revised to limit disclosure to 701 information
43.	75 - 76	Undertakings revised
44.		Company’s signature revised/added
45.	76	English translation filed
46.		Counsel’s opinion revised and refilled
47.		Counsel’s opinion revised and refilled
48.		Counsel’s opinion revised and refilled
49.		Auditor’s report revised to refer to S-1

Financial Statements

General

28.	The financial statements and corresponding financial information were revised to comply with SFAS 7, and Rule 10-01 (a) (7) of Regulation S-X.

Audited Financial Statements

Consolidated Statement of Income, page 43

29.	Diluted earnings per share for statements of loss and disclosures were presented in accordance with paragraph 36, and 40 of SFAS 128. See revised statement of loss.

30.	Earnings per share were round to the nearest cent in the statement of loss. See revised statement of loss.

31.	Revised. Statements of loss were used throughout the filing instead of income.

32.	Revised. The word loss was used instead of income throughout the filing when refer to net loss, loss before taxes, and operating loss.

Consolidated Balance Sheet, page 42

33.	Revised. The accumulated deficit was used instead of retained earnings throughout the filing.

Notes to the Financial Statements

Note B - Significant Accounting Policies

Organization Cost and Amortization, page 48

34.	See changes to statements of loss and balance sheets to present the start-up costs as general administrative expenses in accordance with paragraph 12 of SOP 98-5.

Loans from Shareholders, page 49

35.
Revised Note B-Significant Accounting Policies, Loans from Shareholders: The loans advanced from all shareholders to the Company are short-term loans for 6 months. Loan holders can convert their loan amount to common shares at mutually agreed price. The conversion rate of $0.10 per share is based on the management’s best belief that the conversion rate is equivalent to the market price at the date the loans were converted to common shares. Due to the Company is not a public company and the exact market price may be difficult to obtain. However, the management projected that the price of $0.10 per share on April 15, 2008 is a reasonable price and it was mutually agreed by loan holders and the Company.

36.
The loans advanced from all shareholders to the Company on December 24, 2007 are short-term loans for 6 months at annual interest rate of 8.00%. The loans are short-term current liabilities in balance sheet.

Recent Accounting Pronouncements, page 49

37.
Revised. Flurida Group, Inc. adopted the SFAS 123 (R), but because there was only payment transactions with parties other than employees, accordingly, adoption of SFAS 123 (R) is not have a material impact on the current Company’s financial position or results of operations.

Note C - Related Party Transactions

Cost of Goods Sold, Page 51

38.	Revised. Please see revision to Note C-Related Party Transactions, Cost of Goods Sold.

Note E - Going Concern, Page 53

39.	Going concern opinion was added in auditor’s report, please see revised auditor’s report.

Interim Financial Statements

Notes to the Financial Statements

General

40.	The following statement was provided:

The unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair statement of the results of the interim periods included.

Statement of Income, page 56

41.	Revised. Please see revised statement of loss and statement of stockholders’ equity.